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                                                                    Exhibit 23.1








The Board of Directors
Neoprobe Corporation:


We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated February 7, 2003, except Notes 16 and 17 as to which the date is March 26, 2003, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and needs to raise additional capital within the next 12 months, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


/s/ KPMG LLP

Columbus, Ohio
June 2, 2003